Exhibit G

Proposed Form Of Notice

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-            )

Filings under the Public Utility Holding Company Act of 1935, as amended (“Act”)

    , 2004

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission’s Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by April 26, 2004 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

1.1 Introduction

UniSource Energy Corporation (“UniSource Energy”), an Arizona corporation, is an exempt holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935, as amended (“Act”), by order of the Commission dated August 1, 2003 (Holding Company Act Release No. 27706) (the “UniSource Order”). UniSource Energy directly owns more than 99.99% of the issued and outstanding common stock of Tucson Electric Power Company (“TEP”), also an Arizona corporation, which provides electric utility service in Tucson, Arizona and surrounding areas. UniSource Energy also indirectly owns all of the issued and outstanding common stock of UNS Electric, Inc. (“UNS Electric”) and UNS Gas, Inc. (“UNS Gas”), which are Arizona corporations that respectively hold the Arizona electric and gas utility properties formerly owned by Citizens Communications Company (“Citizens”) (collectively, TEP, UNS Electric and UNS Gas will be referred to as the “Operating Utility Companies”). UniSource Energy’s indirect acquisition of UNS Electric and UNS Gas was approved by the Commission in the UniSource Order.

Sage Mountain, L.L.C. (the “General Partner”), Saguaro Utility Group I Corp. (“Saguaro Corp.”), Saguaro Utility Group, L.P. (“Saguaro Utility L.P.” or the “Partnership”) and Frederick B. Rentschler (“Mr. Rentschler”) (collectively referred to as the “Applicants”) are filing this Application/Declaration pursuant to Sections 9(a)(2)

and 10 of the Act to request approval for the acquisition of all of the issued and outstanding common stock of UniSource Energy by Saguaro Corp. (the “Transaction”). As part of this Application/Declaration, the Applicants are also requesting that the Commission issue an order pursuant to Section 3(a)(1) of the Act finding that, following completion of the Transaction, each of the General Partner, Saguaro Corp. and Saguaro Utility L.P. (collectively, the “Holding Company Applicants”) and their subsidiary companies as such will be entitled to an exemption from all provisions of the Act, except Section 9(a)(2).

The Transaction is subject to, among other conditions precedent, receipt by the parties of required state and federal regulatory approvals and filing of pre-merger notification statements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and expiration or early termination of the statutory waiting period thereunder. (See Item 4 - Regulatory Approvals). The boards of directors or other managing body of each of the Holding Company Applicants and UniSource Energy have approved the proposed Transaction. The Transaction will require the approval of the holders of a majority of the outstanding shares of common stock of UniSource Energy.

1.2 Description of the Applicants

Saguaro Corp. is an Arizona corporation, and is wholly-owned by Saguaro Utility L.P.1 Saguaro Corp. was formed for the purpose of facilitating the purchase of UniSource Energy and will own 100% of the issued and outstanding common stock of UniSource Energy once the Transaction is completed.

Saguaro Utility L.P. is an Arizona limited partnership which wholly owns Saguaro Corp. The sole general partner of Saguaro Utility L.P. is the General Partner, which is organized as an Arizona limited liability company and was formed for the purpose of acting as general partner of Saguaro Utility L.P. The General Partner, as general partner of Saguaro Utility L.P., will manage the business affairs of Saguaro Utility L.P. The General Partner is indirectly wholly-owned by Mr. Rentschler, the former President and Chief Executive Officer of Armour-Dial, Beatrice Companies and Northwest Airlines.2

The limited partners of Saguaro Utility L.P. (the “Limited Partners”) will not have any role in the day-to-day management of the Partnership’s business, but will have certain limited consent rights regarding extraordinary actions by the General Partner and other transactions that might materially affect their financial investment.2 The Limited

[1]	After closing of the Transaction, management and employees of UniSource Energy may be given an opportunity to invest in, or awarded options for, stock or partnership interests in Saguaro Corp. or the Partnership. At the present time, there is no plan or arrangement with any member of management or any employee regarding ownership or compensation.
[2]	For tax reasons, Mr. Rentschler owns his interest in the General Partner indirectly through a Trust formed under Frederick B. Rentschler Trust U/T/A, dated April 28, 1998, as amended (the “Trust”). Specifically, the Trust directly owns 99% of the membership interests in the General Partner, while the remaining 1% interest is owned by an Arizona corporation (Sage Saguaro Corp.) that itself is 100% owned by the Trust. Mr. Rentschler is both the trustee of the Trust and the Trust’s sole settler and beneficiary. The Trust would not become a “holding company” as a result of the Transaction because, as a grantor trust, as opposed to a business trust, the Trust is not a “company” within the meaning of Section 2(a)2 of the Act.
[3]	The role of the Limited Partners will be detailed in a request to the Division of Investment Management (the “Division”) of the Commission for a “no action” letter confirming that the Division will not recommend that the Commission institute enforcement action under the Act to deem any of the Limited Partners to be a “holding company” or an “affiliate” of a “public utility

Partners are investment funds and other entities affiliated with Kohlberg Kravis Roberts & Co., L.P., J.P. Morgan Partners, LLC, and Wachovia Investors, Inc.3

An organizational chart showing the post-transaction structure of the Applicants and UniSource Energy and its subsidiaries, is set forth in Exhibit D-3 to this Application/Declaration.

1.3 Description of UniSource Energy, Operating Utility Companies and Certain Non-Utility Subsidiaries

a. UniSource Energy

As noted above, UniSource Energy is a holding company over the Operating Utility Companies and pursuant to the UniSource Order obtained a Section 3(a)(1) exemption in connection with the Commission’s granting to it the authority to acquire, through a subsidiary, UNS Electric and UNS Gas. UniSource Energy initially became a holding company over TEP in January 1998 as a result of a statutory share exchange in which the holders of the outstanding shares of TEP common stock became the holders of shares of UniSource Energy common stock and TEP became a subsidiary of UniSource Energy.4 UniSource Energy owns more than 99.99% of the issued and outstanding common stock of TEP.5 UniSource Energy also owns all of the issued and outstanding common stock of UniSource Energy Services (“UES”), which in turn owns all of the issued and outstanding common stock of UNS Electric and UNS Gas. Finally, UniSource Energy owns all of the issued and outstanding common stock of two direct non-utility subsidiaries, Millennium Energy Holdings, Inc. (“Millennium”) and UniSource Energy Development Company (“UED”). Currently, UniSource Energy itself does not engage in any business activities or have any material assets, other than the stock of its subsidiaries.

company” within the meaning of the Act. The Limited Partners will have consent rights similar to those reviewed by the Division in requests for “no action” letters involving SW Acquisition L.P. (April 12, 2000); General Electric Capital Corporation (April 25, 2001); k1 Ventures Limited (July 22, 2003) and Evercore METC Investment, Inc. (November 25, 2003).

[3]	Wachovia Investors, Inc. will assign its limited partnership interest prior to the closing to Wachovia Capital Partners 2004, LLC. If the closing does not occur until 2005, the interest likely will be assigned to Wachovia Capital Partners 2005, LLC.
[4]	The share exchange was approved by the Arizona Corporation Commission by order dated November 25, 1997. See In the Matter of the Notice and Intent of Tucson Electric Power Company to Organize a Public Utility Holding Company and for Related Approvals of Waivers Pursuant to R14-2-1801, et. seq., Docket No. U-1933-97-176, Decision 60480 (Nov. 25, 1997) (hereafter, the “Holding Company Order”).
[5]	UniSource Energy holds all but 121 of the total 32,139,555 shares of TEP’s outstanding common stock.

For the twelve months ended December 31, 2003, UniSource Energy reported consolidated operating revenues of $969.9 million, of which $894.8 million (approximately 92.3%) were derived from retail and wholesale sales of electricity, $46.5 million (approximately 4.8%) from sales of gas, and $28.5 million (approximately 2.9%) from other sources. At December 31, 2003, UniSource Energy had $3,092,129,000 in total assets, including total net utility plant of $2,069,215,000.

As of December 31, 2003, UniSource Energy had issued and outstanding 33,787,941 shares of common stock, no par value, which are listed and traded on the New York Stock Exchange and the Pacific Exchange. UniSource Energy’s only outstanding debt (on a standalone basis) is a $95 million intercompany note payable to TEP. The note bears interest at 9.78% per annum and is due in 2008. The note was issued by UniSource Energy to TEP shortly after UniSource Energy was organized in 1998 in exchange for the stock of Millennium, which was a subsidiary of TEP prior to the reorganization. The Arizona Corporation Commission (the “ACC”) approved this transaction as part of the Holding Company Order.6

On a consolidated basis, UniSource Energy’s capitalization at December 31, 2003 was as follows ($ in thousands):

Common equity	$539,655	20.4%
Capital lease obligations	$762,968	28.9%
Long-term debt	$1,286,320	48.7%
Current portion of long-term debt and capital lease obligations	$52,011	2.0%

Total capitalization	$2,640,954	100.0%

b. The Operating Utility Companies.

(i) Tucson Electric Power Company. In 2003, TEP, UniSource Energy’s principal utility subsidiary, accounted for approximately 86% of UniSource Energy’s total consolidated assets and more than 88% of UniSource Energy’s operating revenues. TEP is a vertically integrated electric utility company that provides retail service to over 367,000 customers in a 1,155 square-mile area of southeastern Arizona having a population of approximately 911,000. This area includes the City of

[6]	Various restrictions and conditions were imposed under the Holding Company Order, as later modified by order dated November 30, 1999, in order to protect TEP’s financial integrity. Among other restrictions, TEP may not declare or pay dividends in excess of 75% of its annual earnings until TEP’s equity ratio equals 37.5% of total capitalization, excluding capital lease obligations. (Under the terms of the settlement agreement entered into with the staff of the ACC at the time of UniSource Energy’s acquisition of UNS Electric and UNS Gas, this percentage was increased to 40% following the acquisition.) Further, without prior ACC approval, TEP may not guarantee any debt obligations of UniSource Energy or any associate companies, and UniSource Energy may not pledge TEP’s common stock as collateral security for debt of UniSource Energy or any associate company.

Tucson and adjoining areas of Pima County. TEP also supplies the power requirements of a military base located in Cochise County, to the east of Tucson, and sells electricity at wholesale to other utilities and power marketing entities in the western U.S. Substantially all of these sales take place in Arizona. At December 31, 2003, TEP owned or leased 2,003 MW of net generating capability.

TEP’s transmission facilities transmit electricity from certain of its generating stations to the Tucson area for use by TEP’s retail customers. TEP is directly interconnected with the transmission systems of Arizona Public Service Company (“APS”), Southwest Transmission Cooperative, Inc. (“Southwest Transmission Cooperative”), El Paso Electric Company, Public Service Company of New Mexico, The Salt River Project Agricultural Improvement and Power District (“Salt River”), Nevada Power Company, and Tri-State Generation Transmission Cooperative. As of December 31, 2003, TEP owned, or participated in, an overhead electric transmission and distribution system consisting of 512 circuit-miles of 500 kV lines, 1,122 circuit-miles of 345 kV lines, 371 circuit-miles of 138 kV lines, 434 circuit-miles of 46 kV lines, and 12,511 circuit-miles of lower voltage primary lines. TEP’s underground electric distribution system is comprised of 7,843 cable-miles. Electric substation capacity associated with the above-described electric system consisted of 197 substations having a total installed transformer capacity of 6,011,272 kVA. The above facilities are all located in Arizona except for approximately 560 circuit-miles of 345 kV transmission lines in which TEP has a fractional undivided interest that are located in New Mexico and used to deliver electric energy at the Arizona-New Mexico border.

TEP is subject to regulation by the ACC with respect to retail electric rates, the issuance of securities, affiliate transactions, the maintenance of books and records and other matters, and by the Federal Energy Regulatory Commission (“FERC”) with respect to wholesale electric rates and electric transmission service.

As of December 31, 2003, TEP had issued and outstanding 32,139,555 shares of common stock, no par value, of which 32,139,434 were held by UniSource Energy. Also, as of December 31, 2003, TEP had issued and outstanding $1,126,320,000 principal amount of long-term debt (excluding current portion), including first and second mortgage bonds that are secured by a lien on substantially all of the properties and assets owned by TEP, and long-term capital lease obligations (excluding current portion) totaling $762,323,000. At December 31, 2003, TEP did not have any outstanding short-term debt, other than the current portion of TEP’s long-term debt and capital lease obligations, which totaled $51,851,000. As a result of the Transaction, subject to the satisfaction or waiver of the conditions in the Merger Agreement (as defined below), the Applicants will strengthen TEP’s capital structure by contributing up to $168 million in equity to TEP and also having UniSource Energy repay the $95 million intercompany note owing to TEP.

TEP’s senior secured debt is currently rated BBB- by Standard & Poor’s (“S&P”), Ba2 by Moody’s Investor Service (“Moody’s”), and BB+ by Fitch Inc. (“Fitch”).

TEP’s consolidated capitalization at December 31, 2003 was as follows ($ in thousands):

Common equity	$389,237	16.7%
Capital lease obligations	$762,323	32.7%
Long-term debt	$1,126,820	48.4%
Current portion of long-term debt and capital lease obligations	$51,851	2.2%

Total capitalization	$2,329,731	100.0%

(ii) UNS Electric and UNS Gas. As noted above, the Commission, pursuant to the UniSource Order, authorized UES, an Arizona corporation and direct subsidiary of UniSource Energy, to acquire all of the issued and outstanding common stock of two newly-formed Arizona corporations, UNS Electric and UNS Gas. That transaction was completed on August 11, 2003. UNS Electric and UNS Gas were formed as the corporate vehicles through which UniSource Energy acquired the Arizona electric and gas utility properties of Citizens. UNS Electric is certificated to provide electric service in most of Mohave County in northwest Arizona and in all of Santa Cruz County in southeast Arizona, which is located between TEP’s service area and the U.S.-Mexico border. UNS Electric provides electric service to approximately 81,000 customers in these two counties. UNS Gas provides natural gas service in most of northern Arizona, including portions of Mohave, Yavapai, Coconino, and Navajo Counties, as well as Santa Cruz County in southeast Arizona. UNS Gas currently serves approximately 128,000 retail natural gas customers in Arizona.

UNS Electric purchases substantially all of its electric requirements under a long-term contract with Pinnacle West Capital Corporation, an affiliate of APS. UNS Electric’s only generation facilities are three peaking gas turbine generators, which are located at its Valencia substation in Nogales, Arizona. These units have a combined capacity of approximately 48 MW, and are located electrically within the APS control area. These units are typically run only at times of impending outages or otherwise during periods of system emergencies. UNS Electric’s electric transmission and distribution system in Arizona consists of approximately 56 circuit-miles of 115 kV transmission lines, 234 circuit-miles of 69 kV transmission lines, and 3,116 circuit-miles of underground and overhead distribution lines. UNS Electric also owns 39 substations having a total installed transformer capacity of 1,161,300 kVA.

UNS Gas’ gas transmission and distribution system consists of approximately 168 miles of steel transmission mains, 2,459 miles of steel and plastic distribution mains, and 128,108 customer service lines. UNS Gas has a natural gas supply and management agreement with BP Energy Company, with an initial term that extends through December 31, 2005. Most of the gas distributed by UNS Gas is produced in the San Juan Basin in the Four Corners region and delivered on the El Paso and Transwestern interstate pipeline systems.

UNS Electric and UNS Gas are subject to regulation by the ACC with respect to retail electric and gas rates, the issuance of securities, affiliate transactions, the maintenance of books and records and other matters, and UNS Electric is subject to regulation by the FERC with respect to wholesale power sales and interstate electric transmission service.

UNS Electric’s consolidated capitalization at December 31, 2003 was as follows ($ in thousands):

Common equity	$36,585	37.6%
Capital lease obligations	$606	0.6%
Long-term debt	$60,000	61.7%
Current portion of long-term debt and capital lease obligations	$76	0.1%

Total capitalization	$97,267	100.0%

UNS Gas’ consolidated capitalization at December 31, 2003 was as follows ($ in thousands):

Common equity	$53,085	34.7%
Capital lease obligations	$0	0.0%
Long-term debt	$100,000	65.3%
Current portion of long-term debt and capital lease obligations	$0	0.0%

Total capitalization	$153,085	100.0%

c. Non-Utility Subsidiaries of UniSource Energy

As noted above, UniSource Energy has two direct non-utility subsidiaries: Millennium and UED. Millennium, which serves as the holding company for most of UniSource Energy’s non-utility operations, invests in various unregulated ventures related primarily to the energy business, including investments in a developer of thin-film batteries, a utility pole business, a developer of small-scale commercial satellites, and a developer and manufacturer of thin-film photovoltaic cells. UED, established in 2001, is the developer of the expansion project at the Springerville Generating Station.

TEP has five direct, wholly-owned, non-utility subsidiaries, as follows: Escavada Company, which is engaged in the business of maintaining miscellaneous assets and property; San Carlos Resources Inc. (“San Carlos”), which holds legal title to Unit No. 2 of the Springerville Generating Station, and is the lessee, jointly and severally with TEP, of an undivided one-half interest in certain facilities shared in common between Unit No. 1 and Unit No. 2 of the Springerville Generating Station, and, upon completion of the current construction of Unit No. 3, will also be shared with this unit and possibly a Unit No. 4, if developed; Sierrita Resources, Inc., which holds investments in financial assets; Tucson Resources Inc., which also holds investments in financial assets; and Tucsonel Inc., which holds an undivided interest in the Springerville Generating Station coal-handling facility. TEP also holds minority interests in entities that provide demand side and energy management services and engage in development activities relating to technologies that provide pricing and other related services to consumers for a wide variety of products, including utility services.

See Exhibit I for a more complete description of UniSource Energy’s direct and indirect non-utility subsidiaries and investments.

1.4 Principal Terms of Transaction Agreements.

UniSource Energy and Saguaro Acquisition Corp., a Delaware corporation formed for purposes of facilitating the Transaction, have entered into an Agreement and Plan of Merger, dated as of November 21, 2003 (“Merger Agreement”). Pursuant to the Merger Agreement (Exhibit B-1 hereto), and subject to the conditions thereof including shareholder and regulatory approvals, Saguaro Acquisition Corp. will merge with and into UniSource Energy, which will survive the merger and thereby become a wholly-owned subsidiary of Saguaro Corp. Saguaro Acquisition Corp. will cease to exist after the merger. Immediately following the merger, Saguaro Utility L.P. will own all of the common stock of Saguaro Corp. and Saguaro Corp. will own all of the common stock of UniSource Energy. As previously noted, the general partner of Saguaro Utility L.P. is the General Partner, and the Limited Partners include investment funds and other entities affiliated with Kohlberg Kravis Roberts & Co., L.P., J.P. Morgan Partners, LLC, and Wachovia Investors, Inc.

1.5 Financing of the Purchase Price.

The purchase price will be financed through a combination of equity contributed by the General Partner and the Limited Partners through Saguaro Utility L.P. and debt incurred at the Saguaro Corp. level. The details are more specifically set forth below.

(1) Saguaro Utility L.P. At the closing of the Transaction, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Limited Partners will provide aggregate capital contributions to Saguaro Utility L.P. of up to $561.7 million, and the General Partner will provide a capital contribution of approximately $1 million. Saguaro Utility L.P. is not expected to incur any debt.

(2) Saguaro Corp. At the closing of the Transaction, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Saguaro Utility L.P. will provide Saguaro Corp. with an equity contribution of up to $562.7 million.

The remaining proceeds necessary to finance the Transaction will be obtained by Saguaro Corp. at the closing of the acquisition through a $360 million borrowing from a syndicate of lenders and an issuance of $300 million in notes. On March 25, 2004, Saguaro Corp. entered into a credit agreement with J.P. Morgan Chase Bank, Credit Suisse First Boston and Lehman Commercial Paper Inc. (collectively, the “Lenders”), pursuant to which Saguaro Corp. will be able to borrow approximately $360 million in senior secured bank loans and will have access to a $50 million revolving credit facility for general corporate purposes.8 In addition, in connection with the execution of the Merger Agreement, Saguaro Corp. and Saguaro Acquisition Corp. obtained commitments from the Lenders for a $40 million revolving credit facility for UES, UNS Gas and UNS Electric. Saguaro Acquisition Corp. and Saguaro Corp. also obtained a letter from a group of investment banks that they were highly confident that they could arrange for the sale of up to $300 million in Saguaro Corp.’s notes through a private sale and/or public offering.

(3) Saguaro Acquisition Corp./UniSource Energy. At the closing of the Transaction, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Saguaro Corp. will provide an equity capital contribution of up to $1,222.7 million to Saguaro Acquisition Corp./UniSource Energy (which is the total of the $562.7 million in equity contributions to Saguaro Corp. and $660 million in borrowings by Saguaro Corp.). Approximately $880 million of such funds will be paid to UniSource Energy’s existing stock and option holders and up to $263 million will be used to increase TEP’s common equity (as determined by the ACC) to 40% of total capitalization (excluding capital lease obligations). UniSource Energy is not expected to incur any new debt in connection with the Transaction.

1.6 Effects of Transaction.

The Transaction and related recapitalization of TEP will result in significant benefits to UniSource Energy, TEP and its customers. As noted above, as part of the Transaction, the debt/equity ratio of TEP’s capital structure (as determined by the ACC) would improve from approximately 75%/25% to 60%/40%7 through (1) an equity contribution to TEP of up to $168 million and (2) the repayment by UniSource Energy of a $95 million intercompany note owing to TEP. This strengthening of TEP’s capital structure should lower TEP’s financing costs, as well as help provide TEP, UniSource Energy’s principal utility subsidiary, with the resources that will further ensure the continued provision of high quality services and allow for needed capital investments. Moreover, it should also provide greater access to appropriate financing for all of the Operating Utility Companies, including UNS Electric and UNS Gas.

The Transaction would have no adverse impacts:

(1) The Transaction provides for the Holding Company Applicants to be substituted for the public shareholders which currently own UniSource Energy, but the operations and management of the Operating Utility Companies would not be affected. All day-to-day operations of UniSource Energy and its subsidiaries would remain unchanged, and the management team and corporate headquarters of UniSource Energy and the Operating Utility Companies would remain locally in Tucson, Arizona, with no effect on any of their operating facilities or services activities.

(2) The Transaction would not cause any change in the corporate form of any of the Operating Utility Companies, or any other subsidiary of UniSource Energy, or the corporate structure by which UniSource Energy owns them. Importantly, the existing structure was approved on August 1, 2003 by the Commission in the UniSource Order.

[8]	Among the conditions to the funding of the Credit Agreement is the consummation of the Transaction.
[9]	These debt/equity ratios are computed exclusive of capital leases, consistent with the decisions of the ACC. Including capital lease obligations, the debt/equity ratio of TEP’s capital structure would improve as a result of these transactions from 83%/17% to 74%/26%.

(3) Finally, the Transaction would not result in any consolidation of the ownership or control of any utility assets, since the only utilities involved in the Transaction are the Operating Utility Companies.

For the Commission by the Division of Investment Management, pursuant to delegated authority.

Jonathan G. Katz
Secretary